Exhibit 12

PHILLIPS 66 AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended March 31	Years Ended December 31
	2017	2016	2015	2014	2013	2012
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$797	2,181	6,035	5,711	5,509	6,624
Distributions in excess of (less than) equity in earnings of affiliates	(212)	(815)	185	197	(354)	(872)
Fixed charges, excluding capitalized interest*	143	488	456	397	365	376
	$728	1,854	6,676	6,305	5,520	6,128

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$105	338	310	267	275	246
Capitalized interest	9	81	106	20	—	—
Interest portion of rental expense	35	140	140	125	83	121
	$149	559	556	412	358	367
Ratio of Earnings to Fixed Charges	4.9	3.3	12.0	15.3	15.4	16.7
* Includes amortization of capitalized interest totaling approximately $3 million for the three months ended March 31, 2017. Amortization of capitalized interest for the years ended December 31, totaled approximately $10 million in 2016, $7 million in 2015, $6 million in 2014, $7 million in 2013 and $9 million in 2012.